                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                               Perceptronics, Inc.
                      ------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $.001 per share
                      ------------------------------------
                         (Title of Class of Securities)



                                   713611-10-1
                      ------------------------------------
                                 (CUSIP Number)



                               Dr. Talal R. Chlach
                                 P. O. Box 9447
                                  Riyadh 11413
                             Kingdom of Saudi Arabia
                                 966-1-462-2895

                      ------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                   Copies to:
                              Ralph H. Winter, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                        695 Town Center Drive, 17th Floor
                          Costa Mesa, California 92626
                                  714-668-6200

                                 August 3, 2001
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

                                 SCHEDULE 13D/A
-----------------------                                    ---------------------
CUSIP No. 713611-10-1
-----------------------                                    ---------------------


   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Global Alpha Corporation
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      SOURCE OF FUNDS
                          WC
          ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                              [  ]

          ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
               British Virgin Islands
          ---------------------------------------------------------------------

                        7      SOLE VOTING POWER
  NUMBER OF                    None
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY                     14,616,442*
    EACH               --------------------------------------------------------
  REPORTING             9      SOLE DISPOSITIVE POWER
 PERSON WITH                   None
                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               14,616,442*
                       --------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          14,616,442*
          ---------------------------------------------------------------------

  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [  ]

          ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          61.16%**
          ---------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*
               CO
          ---------------------------------------------------------------------

* Based on 3,863,636 shares of Issuer Common Stock held by Global Alpha Corporation and treating as outstanding 10,752,806 shares of Issuer Common Stock issuable upon the exercise of Warrants.

**Based on 11,031,260 shares of Issuer Common Stock outstanding as of June 7, 2001 plus 750,000 and 1,363,636 shares of Issuer Common Stock issued to Global Alpha Corporation on July 3, 2001 and August 3, 2001, respectively, and treating as outstanding 10,752,806 shares of Issuer Common Stock issuable upon the exercise of Warrants.

                                 SCHEDULE 13D/A
-----------------------                                    ---------------------
CUSIP No. 713611-10-1
-----------------------                                    ---------------------


   1      NAMES OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Global Acquisitions Corporation
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      SOURCE OF FUNDS
          Not Applicable
          ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                              [  ]

          ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
               British Virgin Islands
          ---------------------------------------------------------------------

                        7      SOLE VOTING POWER
  NUMBER OF                    None
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY                     14,616,442*
    EACH               --------------------------------------------------------
  REPORTING             9      SOLE DISPOSITIVE POWER
 PERSON WITH                   None
                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               14,616,442*
                       --------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          14,616,442*
          ---------------------------------------------------------------------

  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [  ]

          ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          61.16%**
          ---------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*
               CO
          ---------------------------------------------------------------------


* Based on 3,863,636 shares of Issuer Common Stock held by Global Alpha Corporation and treating as outstanding 10,752,806 shares of Issuer Common Stock issuable to Global Alpha Corporation upon the exercise of Warrants.

** Based on 11,031,260 shares of Issuer Common Stock outstanding as of June 7, 2001 plus 750,000 and 1,363,636 shares of Issuer Common Stock issued to Global Alpha Corporation on July 3, 2001 and August 3, 2001, respectively, and treating as outstanding 10,752,806 shares of Issuer Common Stock issuable upon the exercise of Warrants.

                                 SCHEDULE 13D/A
-----------------------                                    ---------------------
CUSIP No. 713611-10-1
-----------------------                                    ---------------------


   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Abdulaziz Bin Fahad Bin Abdullah
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      SOURCE OF FUNDS
          Not Applicable
          ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                              [  ]

          ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
               Citizen of the Kingdom of Saudi Arabia
          ---------------------------------------------------------------------

                        7      SOLE VOTING POWER
  NUMBER OF                    None
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY                     14,616,442*
    EACH               --------------------------------------------------------
  REPORTING             9      SOLE DISPOSITIVE POWER
 PERSON WITH                   None
                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               14,616,442*
                       --------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          14,616,442*
          ---------------------------------------------------------------------

  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [  ]

          ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          61.16%**
          ---------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*
               IN
          ---------------------------------------------------------------------

* Based on 3,863,636 shares of Issuer Common Stock held by Global Alpha Corporation and treating as outstanding 10,752,806 shares of Issuer Common Stock issuable to Global Alpha Corporation upon the exercise of Warrants.

** Based on 11,031,260 shares of Issuer Common Stock outstanding as of June 7, 2001 plus 750,000 and 1,363,636 shares of Issuer Common Stock issued to Global Alpha Corporation on July 3, 2001 and August 3, 2001, respectively, and treating as outstanding 10,752,806 shares of Issuer Common Stock issuable upon the exercise of Warrants.

                                 SCHEDULE 13D/A


        Each of Global Alpha Corporation (the "Reporting Entity"), Global Acquisitions Corporation ("Parent") and Abdulaziz Bin Fahad Bin Abdullah ("Shareholder") hereby amends and supplements its statement on Schedule 13D, originally filed with the Securities and Exchange Commission on April 16, 2001, relating to the shares of Common Stock, $0.001 par value, of Perceptronics, Inc. (the "Issuer Common Stock") as set forth below. Unless otherwise indicated, capitalized terms shall have the meanings set forth in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 is hereby amended by adding the following information:

        On August 3, 2001, Issuer and the Reporting Entity entered into the First Amendment to Securities Purchase Agreement (the "First Amendment"), pursuant to which the parties agreed to cancel the Fourth and Fifth Warrants described in the Schedule 13D and replace them with Warrants Fourth through Twelfth. Under the terms of the First Amendment, the Reporting Entity may exercise its remaining Warrants to purchase common stock at any time until: (i) in the case of the Fourth Warrant, August 7, 2001, for 1,363,636 shares at an exercise price of $0.22 per share; (ii) in the case of the Fifth Warrant, September 7, 2001, for 1,363,636 shares at an exercise price of $0.22 per share;
(iii) in the case of the Sixth Warrant, October 5, 2001, for 1,363,636 shares at an exercise price of $0.22 per share; (iv) in the case of the Seventh Warrant, November 9, 2001, for 1,363,636 shares at an exercise price of $0.22 per share;
(v) in the case of the Eighth Warrant, December 7, 2001, for 1,330,593 shares at an exercise price of $0.2255 per share; (vi) in the case of the Ninth Warrant, January 4, 2002, for 1,304,348 shares at an exercise price of $0.23 per share;
(vii) in the case of the Tenth Warrant, February 8, 2002, for 1,304,348 shares at an exercise price of $0.23 per share; (viii) in the case of the Eleventh Warrant, March 8, 2002, 1,304,348 shares at an exercise price of $0.23 per share; and (ix) in the case of the Twelfth Warrant, April 5, 2002, for 1,418,261 shares at an exercise price of $0.23 per share. As of August 10, 2001, the Reporting Entity had purchased an aggregate of 3,863,636 shares of Issuer Common Stock for $800,000.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is amended in its entirety and is replaced by the following:

        (a) The Reporting Entity is the direct beneficial owner of 14,616,442 shares of Issuer Common Stock, which shares constitute 61.16% of the total class (treating as outstanding the 10,752,806 shares of Issuer Common Stock issuable upon exercise of the Warrants). As the sole shareholder of the Reporting Entity, Parent may be deemed to share indirect beneficial ownership of the 14,616,442 shares of Issuer Common Stock directly beneficially owned by the Reporting Entity, which shares constitute 61.16% of the total class (treating as outstanding the 10,752,806 shares of Issuer Common Stock issuable upon exercise of the Warrants). As the sole shareholder of Parent, Shareholder may be deemed to share indirect beneficial ownership of the 14,616,442 Shares of Issuer Common Stock directly beneficially owned by the Reporting Entity, which shares constitute 61.16% of the total class (treating as outstanding the 10,752,806 shares of Issuer Common Stock issuable upon exercise of the Warrants).

        Except as set forth in this Item 5(a), none of the persons named in
Schedule 1 hereto owns beneficially any shares of Issuer Common Stock.

        (b) The Reporting Entity has the direct power to vote and direct the disposition of the 14,616,442 shares of Issuer Common Stock beneficially owned by it. By virtue of the relationships described in Item 2 and in paragraph (a) of this Item 5, each of Parent and Shareholder may be deemed to share the indirect power to vote and direct the disposition of the 14,616,442 shares of Issuer Common Stock beneficially owned by the Reporting Entity.

        (c) Other than as described in Item 3 and except for 750,000, 750,000 and 1,363,636 shares of Issuer Common Stock acquired by the Reporting Entity on June 4, 2001, July 3, 2001 and August 3, 2001, respectively, through the exercise of Warrants, no transactions in the Issuer Common Stock were effected during the past sixty (60) days by the Reporting Entity, Parent or Shareholder or to the best of their knowledge, any person listed in Schedule 1 hereto.

        (d) Not applicable.

        (e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit 1         Securities Purchase Agreement, dated April 5,
                             2001, by and between Perceptronics, Inc. and Global Alpha Corporation, incorporated by reference to
                             Exhibit 10.12 of Perceptronics, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2001.

           Exhibit 2         Registration Rights Agreement, dated April 5,
                             2001, by and between Perceptronics, Inc. and Global Alpha Corporation, incorporated by reference to
                             Exhibit 10.12 of Perceptronics, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2001.

           Exhibit 3 Right of First Refusal Agreement, dated April 5, 2001, by and among Perceptronics, Inc., Global Alpha Corporation, and certain stockholders of Perceptronics, Inc., incorporated by reference to
                             Exhibit 10.12 of Perceptronics, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2001.

           Exhibit 4 Agreement dated April 16, 2001 Re: Joint Filing of Schedule 13D, incorporated by reference to
                             Exhibit 4 of Schedule 13D of Global Alpha
                             Corporation, Global Acquisitions Corporation and Abdulaziz Bin Fahad Bin Abdullah filed with the Securities and Exchange Commission on April 16, 2001.

           Exhibit 5 First Amendment to Securities Purchase Agreement, dated August 3, 2001, by and between Perceptronics, Inc. and Global Alpha Corporation, incorporated by reference to Exhibit 10.13, of Perceptronics, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 10, 2001.

           Exhibit 6 First Amendment to Right of First Refusal Agreement dated August 3, 2001, by and among Perceptronics Inc., Global Alpha Corporation and certain stockholders of Perceptronics, Inc., incorporated by reference to Exhibit 10.14 of Perceptronics, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 10, 2001.

           Exhibit 7 Form of Warrant of Perceptronics, Inc., incorporated by reference to Exhibit 10.15 of Perceptronics, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 10, 2001.

                                    SIGNATURE



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 31, 2001               Global Alpha Corporation,
                                     a British Virgin Islands company


                                     By:   /s/ Abdulaziz Bin Fahad Bin Abdullah
                                        ----------------------------------------
                                        Abdulaziz Bin Fahad Bin Abdullah
                                        Director

                                    SIGNATURE



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 31, 2001               Global Acquisitions Corporation,
                                     a British Virgin Islands company


                                     By:   /s/ Abdulaziz Bin Fahad Bin Abdullah
                                        ----------------------------------------
                                        Abdulaziz Bin Fahad Bin Abdullah
                                        Director

                                          SIGNATURE



           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 2001


                                       /s/ Abdulaziz Bin Fahad Bin Abdullah
                                     -------------------------------------------
                                     Abdulaziz Bin Fahad Bin Abdullah,
                                     an individual